UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SpaceDev, Inc.
(Name of Issuer)

$0.0001 pare value common stock
(Title of Class of Securities)

846241107
(CUSIP Number)

Richard B. Slansky
13855 Stowe Drive
Poway, CA 92064
(858) 375-2030
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.                                846241107

1	Names of Reporting Persons: Scott Ferrill Tibbitts
2	Check the appropriate box if a member of a group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,449,194
	8	Shared Voting Power 0
	9	Sole Dispositive Power: 1,449,194
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,449,194
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 4.8%
14	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The securities to which this statement relates is the common stock, $0.0001 par value (the “Common Stock”) of SpaceDev, Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 13855 Stowe Drive, Poway, California 92064.

Item 2. Identity and Background

a)	Scott Ferrill Tibbitts (the “Reporting Person”).

b)	Business Address of the Reporting Person: 1722 Boxelder Street, Louisville, Colorado 80027

c)	The Reporting Person is the Managing Director of Issuer and a director of Issuer. The principal business address of the Issuer is 13855 Stowe Drive, Poway, California 92064.

d)	The Reporting Person has never been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

e)
The Reporting Person is not and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

On June 18, 2007, the Reporting Person received 813,418 shares of Issuer Common Stock which had been held in an escrow fund (the “Escrow Fund”) by Zions First National Bank, which acted as escrow agent for certain portions of the merger consideration regarding the merger of Issuer’s subsidiary and Starsys Research Corporation on January 31, 2006.  The release of the held-back 813,418 shares of Issuer Common Stock to the Reporting Person (and of pro rata quantities of shares of Issuer Common Stock to the other former shareholders of Starsys Research Corporation) was made in connection with the release of the main segment of the Escrow Fund in accordance with the escrow agreement’s terms and represented a portion of the merger consideration apportioned to the Reporting Person pursuant to the merger agreement.  These 813,418 shares and the Reporting Person’s previously-received merger consideration were given in respect of his prior ownership of 44.5389% of the shares of Starsys Research Corporation, the acquired company.  No further consideration was paid by the Reporting Person for such shares of Issuer Common Stock.

As described in Item 5(c) below, the Reporting Person gifted 76,892 of the 813,418 shares on September 12, 2007.

Under the merger agreement, the Reporting Person had previously received directly $182,961.03 cash and 845,501 shares of Issuer Common Stock.  The Reporting Person had thereafter gifted 132,833 shares of the initial Issuer Common Stock.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Issuer Common Stock was in service to the 2006 purpose of combining the businesses of the Issuer and of Starsys Research Corporation, which had previously been unrelated to the Issuer.  The shares of Issuer Common Stock are being acquired by the Reporting Person for investment purposes.  The Reporting Person may make additional purchases or acquisitions of the Issuer’s Common Stock or may dispose of some or all of such Common Stock owned by him in the future in amounts and at such times which have not been determined.

The Reporting Person has no current plans or proposals that relate to or would result in:

(a)           the acquisition or disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction involving the Issuer or any subsidiary;

(c)           a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

(d)           any changes in the Issuer’s board of directors or management;

(e)           any material change in the Issuer’s capitalization or dividend policy;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

(h)           causing the Issuer’s securities to cease to be quoted on the OTC Bulletin Board;

(i)           the Issuer’s securities becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or

(j)           any similar action.

In the Reporting Person’s capacity as a director and Managing Director of the Issuer, the Reporting Person will be in a position to consider a variety of corporate transactions and matters that may result in some of the above activities.  While the Reporting Person has no current plans or proposals with respect to the matters described above, except as indicated above, the Reporting Person is not precluded from making or supporting in the future such plans or proposals as he may deem appropriate.

Item 5. Interest in Securities of the Issuer

(a), (b)                      The Reporting Person is deemed to be the beneficial owner of, and has sole voting power with respect to, 1,449,194 shares of Issuer Common Stock, or 4.8% of the outstanding Issuer Common Stock.

(c)           The Reporting Person gifted 76,892 shares of Issuer Common Stock on September 12, 2007.  Also, see Item 3 above regarding the June 18, 2007 release to the Reporting Person of 813,418 shares of Issuer Common Stock from a holdback escrow account related to a January 2006 merger.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock to be issued to the Reporting Person.

(e)           The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Stock on September 12, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

The Agreement and Plan of Merger and Reorganization dated October 24, 2005, as amended on December 7, 2005 and January 31, 2006, among the Issuer, its merger subsidiary, Starsys Research Corporation, the Reporting Person and the Reporting Person as Shareholder Agent, calls for, among other things, the potential issuance of additional cash and additional shares of Issuer Common Stock to the Reporting Person and other former Starsys Research Corporation shareholders if Starsys earnout targets are achieved for fiscal 2007.  The Reporting Person’s portion of the all-or-none earnout payment would, if achieved, be $155,886.15 cash and up to 1,113,472 additional shares of Issuer Common Stock.

In addition, 68,080 shares of Issuer Common Stock remain in the Escrow Fund for satisfaction of any expenses and claims.  If all these shares are ultimately released to the former Starsys Research Corporation shareholders, the Reporting Person’s portion of such additional shares would be 30,322 shares.  However, it is not anticipated that a material portion of such shares will be released to the former Starsys Research Corporation shareholders.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2007

By:      /s/ Scott Ferrill Tibbitts
Scott Ferrill Tibbitts